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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                SCHEDULE 13E-3
                       Rule 13E-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            -----------------------


                             COMAIR HOLDINGS, INC.
                               (Name of Issuer)

                            -----------------------

                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                              KENTUCKY SUB, INC.
                     (Name of Person(s) Filing Statement)

                            -----------------------

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                            -----------------------

                                  199789 10 8
                     (CUSIP Number of Class of Securities)

                            -----------------------

                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia 30320
                                (404) 715-2387


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            -----------------------

                                With Copies to:


                                Joseph Rinaldi
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

This statement is filed in connection with (check the appropriate box):


a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|  The filing of a registration statement under the Securities Act of 1933.
c. |X|  A tender offer.
d. |_|  None of the above.

   Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   |_|

                           CALCULATION OF FILING FEE
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Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
    $1,804,813,865                                               $360,963
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*   Calculated by multiplying $23.50, the per share tender offer price, by
    76,800,590, which represents (i) the sum of the number of shares of common stock outstanding on October 21, 1999 (excluding shares of common stock already owned by Delta Air Lines, Inc. and its affiliates) plus (ii) the 2,346,814 shares of common stock subject to options which were vested and exercisable as of October 21, 1999.
**  Calculated as 1/50 of 1% of the transaction value.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount previously paid:   $360,963          Filing party:  Delta Air Lines, Inc.
Form or registration no.: Schedule 14D-1    Date filed: October 22, 1999

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



                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect wholly-owned subsidiary of Delta and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Kentucky Sub for all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc. ("Comair") upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Delta, Kentucky Sub and Delta Holdings (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules thereto.

     The information contained in this Schedule 13E-3 concerning Comair, including, without limitation, the deliberations of Comair's Board of Directors in connection with the transaction, the opinion of Comair's financial advisor and Comair's capital structure and historical financial statements and projections, was supplied by Comair. None of Delta, Kentucky Sub or Delta Holdings takes responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET


                                                                WHERE LOCATED
ITEM IN SCHEDULE 13E-3                                         IN SCHEDULE 14D-1
----------------------                                         -----------------
Item 1(a).....................................................      Item 1(a)
Item 1(b).....................................................      Item 1(b)
Item 1(c).....................................................      Item 1(c)
Item 1(d).....................................................          *
Item 1(e).....................................................          *
Item 1(f).....................................................          *
Item 2(a).....................................................      Item 2(a)
Item 2(b).....................................................      Item 2(b)
Item 2(c).....................................................      Item 2(c)
Item 2(d).....................................................      Item 2(d)
Item 2(e).....................................................      Item 2(e)
Item 2(f).....................................................      Item 2(f)
Item 2(g).....................................................      Item 2(g)
Item 3(a)(1)..................................................      Item 3(a)
Item 3(a)(2)..................................................      Item 3(b)
Item 3(b).....................................................          *
Item 4........................................................          *
Item 5........................................................       Item 5
Item 6(a).....................................................      Item 4(a)
Item 6(b).....................................................          *
Item 6(c).....................................................      Item 4(b)
Item 6(d).....................................................      Item 4(c)
Item 7(a).....................................................       Item 5
Item 7(b).....................................................          *
Item 7(c).....................................................          *
Item 7(d).....................................................          *
Item 8........................................................          *
Item 9........................................................          *
Item 10.......................................................       Item 6
Item 11.......................................................       Item 7
Item 12.......................................................          *
Item 13.......................................................          *
Item 14.......................................................          *
Item 15(a)....................................................          *
Item 15(b)....................................................       Item 8
Item 16.......................................................     Item 10(f)
Item 17.......................................................       Item 11
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*    The Item is located in the Schedule 13E-3 only.

Item 1.   Issuer and Class of Security Subject to the Transaction

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Special Factors--The Merger Agreement", "The Tender Offer--Price Range of Shares; Dividends" and "The Tender Offer--Dividends and Distributions" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning Comair--Repurchases of Shares by Comair" is incorporated herein by reference.

Item 2.   Identity and Background

     (a)-(g) This Statement is filed by Delta, Kentucky Sub and Delta Holdings. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

Item 3.   Past Contacts, Transactions or Negotiations

     (a)(1) and (a)(2) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

     (b)  Not applicable.

Item 4.   Terms of the Transaction

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction", "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "The Tender Offer--Terms of the Offer", "The Tender Offer--Acceptance for Payment and Payment for Shares", "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares", "The Tender Offer--Withdrawal Rights", "The Tender Offer--Dividends and Distributions", "The Tender Offer--Certain Conditions of the Offer" and "The Tender Offer--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 5.   Plans or Proposals of the Issuer or Affiliate

     (a)-(g) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration

     (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

     (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects

     (a) The information set forth under "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for Comair after the Offer and the Merger" and "Special Factors--Position of Delta, Kentucky Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger" and "Special
Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Position of Delta, Kentucky Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and "Special Factors--Plans for Comair After the Offer and the Merger" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Position of Delta, Kentucky Sub and Delta Holdings Regarding Fairness of the Offer and the Merger", "Special Factors--Plans for Comair After the Offer and the Merger", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain United States Federal Income Tax Consequences" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

Item 8.   Fairness of the Transaction

     (a)-(e) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger", "Special Factors--Position of Delta, Kentucky Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger" is incorporated herein by reference.

     (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals And Certain Negotiations

     (a)-(c) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger", "Special Factors--Opinion of Financial Advisor to the Comair Board" and "Special Factors--Position of Delta, Kentucky Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and Exhibits (b)(1) and (b)(2) hereto is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

     (a)-(b) The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference.


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


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 13.  Other Provisions of the Offer and the Merger

     (a) The information set forth in the Offer to Purchase under "Special Factors--Rights of Shareholders in the Offer and the Merger", "Special Factors--The Merger Agreement" and in Exhibit (e) to this Schedule 13E-3 is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 14.  Financial Information

     (a) The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning Comair" and "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference. In addition,
(i) Comair's audited consolidated financial statements as of and for the fiscal years ended March 31, 1999 and March 31, 1998 which are included in Comair's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and (ii) Comair's unaudited consolidated balance sheets as of June 30, 1999 and March 31, 1999, Comair's consolidated statements of income and cash flows for the three months ended June 30, 1999 and 1998, and Comair's consolidated statement of shareholders' equity for the three months ended June 30, 1999, each of which is included in Comair's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, are each incorporated herein by reference.

     (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized

     (a) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger", "Special Factors--Plans for Comair After the Offer and the Merger", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Financing of the Offer and the Merger" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information

     The responses to Items 10(e) and 10(f) of the Schedule 14D-1 are incorporated herein by reference.


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


Item 17.  Material to Be Filed as Exhibits


      (a)(1) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta dated as of October 17, 1999.*

      (b)(1)  Opinion of Morgan Stanley & Co. Incorporated dated October 17,
              1999.

      (b)(2) Presentation of Morgan Stanley & Co. Incorporated dated October 16, 1999.

      (c)(1) Stock Purchase Agreement dated June 11, 1986, between Delta and Comair, Inc.*

      (c)(2) Agreement and Plan of Merger, dated as of October 17, 1999, among Comair, Delta and Kentucky Sub (incorporated by reference to
              Exhibit 3 of Amendment No. 3 to the Statement on Schedule 13D filed by Delta and Delta Holdings on October 18, 1999).

      (d)(1)  Offer to Purchase dated October 22, 1999.*

      (d)(2)  Letter of Transmittal sent to holders of Shares.*

      (d)(3)  Notice of Guaranteed Delivery.*

      (d)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (d)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (d)(7) Summary Advertisement as published in The Wall Street Journal on October 22, 1999.*

      (d)(8)  Text of Press Release issued by Delta on October 18, 1999.*

         (e) Subtitle 271B.13 of the Kentucky Revised Statutes relating to dissenting shareholders.

         (f)  Not applicable.

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* Incorporated by reference to the Statement on Schedule 14D-1 filed by
  Delta, Delta Holdings and Kentucky Sub on October 22, 1999.

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 1999


                                         DELTA AIR LINES, INC.


                                         By: /s/ Edward H. West
                                             Name:  Edward H. West
                                             Title: Executive Vice President
                                                    and Chief Financial
                                                    Officer



                                         DELTA AIR LINES HOLDINGS, INC.


                                         By: /s/ Leslie P. Klemperer
                                             -----------------------------------
                                             Name:  Leslie P. Klemperer
                                             Title: Vice President and Secretary



                                         KENTUCKY SUB, INC.


                                         By: /s/ Dean C. Arvidson
                                             -----------------------------------
                                             Name:  Dean C. Arvidson
                                             Title: Secretary

                                 EXHIBIT INDEX



Exhibit No.                        Description
----------                         -----------
(b)(1)      Opinion of Morgan Stanley & Co. Incorporated dated October 17, 1999.

(b)(2)      Presentation of Morgan Stanley & Co. dated October 16, 1999.

(e) Subtitle 271B.13 of the Kentucky Revised Statutes relating to dissenting shareholders.